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EXHIBIT 3.3

(ON CHAPMAN & CUTLER LETTERHEAD)


AUGUST 8, 1997



Nuveen Tax-Free Unit Trust, Series 955
c/o John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, IL 60606



The Chase Manhattan Bank,
as trustee for Nuveen Tax-Free Unit
Trust, Series 955
4 New York Plaza - Third Floor
New York, NY 10004-2413
Re: Arizona Insured Trust 52


Gentlemen:


    We have acted as counsel to Nuveen Tax-Free Unit Trust, Series 955, with respect to certain matters preliminary to the issuance and sale of units of interest therein (the "Units") pursuant to a Trust Indenture and Agreement, dated as of the date hereof (the "Indenture"), between John Nuveen & Co. Incorporated, as depositor (the "Depositor"), and The Chase Manhattan Bank, as trustee (the "Trustee"). The Units represent fractional undivided interests in the principal of and net income on obligations deposited in one of several separate trusts, including the above-captioned trust (the "Trust"), will be evidenced by a certificate (the "Certificate") and will be sold to various investors (the "Unitholders"). Each separate trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.


    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Arizona (the "State"), its political subdivisions and authorities (the "Arizona Bonds"), and certain bonds issued by Puerto Rico Authorities (the "Possession Bonds") (collectively the Arizona Bonds and Possession Bonds shall be referred to herein as the "Bonds"), provided the interest on such Bonds received by the Trust is exempt from State income taxes. Distributions of interest on the Bonds received by the Trust will be made semi-annually unless a Unitholder elects to receive them monthly or quarterly.

    Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder would be exempt from the Arizona income tax (the "ARIZONA INCOME TAX"). At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the Arizona Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the Arizona Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

    Based on the foregoing, and review and consideration of existing State laws, it is our opinion, and we herewith advise you, as follows:

    (1)--For State income tax purposes, each Unitholder will be treated as the owner of a pro rata portion of the Trust, and the income of the Trust will therefore be treated as the income of the Unitholder under State law.

    (2)--For State income tax purposes, interest on the Arizona Bonds which is excludable from Federal gross income and which is exempt from State income taxes when received by the Trust, and which would be excluable from Federal gross income and exempt from State income taxes if recieved directly by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to the Unitholders.

    (3)--To the extent that interest derived from the Trust by a Unitholder with respect to the the Arizona Bonds is excludable from Federal gross income, such interest will not be subject to State income taxes.

    (4)--Interest on the Possession Bonds which is excludable from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Trust will be exempt from Arizona
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income taxation  and therefore  will not  be  includible in  the income  of  the
Unitholder for income tax purposes when distributed by the Arizona Trust and received by the Unitholders.

    (5)--Each Unitholder will realize taxable gain or loss for State income tax purposes when Bonds held in the Trust are sold, exchanged, redeemed prior to maturity or paid at maturity, or when the Unitholder redeems or sells his Unit(s), at a price that differs from original cost as adjusted for accretion of any discount or amortization of any premium and other basis adjustments, including any basis reduction that may be required to reflect a Unitholder's share of interest, if any, accruing on Bonds during the interval between the Unitholder's settlement date and the date such Bonds are delivered to the Trust, if later.

    (6)--State law does not permit a deduction for interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from State income taxes.

    (7)--Neither the Bonds nor the Units will be subject to State property taxes, sales taxes or use taxes.

    (8)--In the case of Trusts for which an insurance policy or policies with respect to the payment of principal and interest on the Arizona Bonds and Possession Bonds has been obtained by the Depositor, any proceeds paid under such policy or policies issued to the Trust, if any, with respect to the Bonds in the Trust which represent maturing interest on defaulted Bonds held by the Trustee will be exempt from State income taxes if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds.

    We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.


    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-30929) filed pursuant to the Securities Act of 1933, as amended (the "Act"), with respect to the registration of the sale of the Units by Nuveen Tax-Free Unit Trust, Series 955, and to the references to our firm in such Registration Statement and the preliminary prospectus included therein. In giving such consent, we do not thereby admit that we are persons whose consent is required by Section 7 of the Act, or the rules and regulations thereunder.


Very truly yours,

Chapman & Cutler